Molekule Group, Inc.

10455 Riverside Drive

Palm Beach Gardens, FL 33410
(833) 652-5326

September 19, 2023

VIA EDGAR

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Austan Pattan

Re:	Molekule Group, Inc. Request to Withdraw the Registration Statement on Form S-1 Filed September 1, 2023 File No.: 333-274332

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933 (the Securities Act), as amended, we hereby respectfully request the immediate withdrawal of the above-captioned registration statement on Form S-1 (File No.: 333-274332) of Molekule Group, Inc., a Delaware corporation (the Company), and all exhibits thereto (collectively, the Registration Statement) filed by the Company with the Securities and Exchange Commission (the Commission) on September 1, 2023.

The Company is requesting the Commission’s consent to the withdrawal of the Registration Statement because the Company has determined not to proceed with the offering contemplated in the Registration Statement at this time. Since the Registration Statement has not been declared effective, the Company has not sold any of the securities pursuant to the Registration Statement, and no funds have been received from investors. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please forward copies of the order granting the withdrawal of the Registration Statement to Jason DiBona via email at jason.dibona@molekule.com, with a copy to Valerie Ford Jacob at valerie.jacob@freshfields.com.

Please do not hesitate to contact Valerie Ford Jacob at (212) 284-4926 or valerie.jacob@freshfields if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely,

Molekule Group, Inc.

By	/s/ Jason DiBona
Name:	Jason DiBona
Title:	Chief Executive Officer